Filed by Occam Networks, Inc.

Commission File No. 001-33069

Pursuant to Rule 425 Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: Occam Networks, Inc.

Commission File No. 001-33069

The following is a transcript of a conference call held on September 16, 2010 relating to the announcement of the proposed acquisition by Calix, Inc, a Delaware corporation (“Calix”), of Occam Networks, Inc., a Delaware corporation (“Occam Networks”), pursuant to the terms of that certain Agreement and Plan of Merger and Reorganization, dated as of September 16, 2010, by and among Calix, Ocean Sub I, Inc., Ocean Sub II, LLC and Occam Networks.

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FINAL TRANSCRIPT

Conference Call Transcript

CALX - CALIX INC to acquire Occam Networks

Event Date/Time: Sep 16, 2010 / 12:30PM  GMT

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CORPORATE PARTICIPANTS

Denis Quinlan

Calix Inc. - General Counsel

Carl Russo

Calix Inc. - President, CEO

Bob Howard-Anderson

Occam Networks - President, CEO

CONFERENCE CALL PARTICIPANTS

Samona Jankowsky

Goldman Sachs - Analyst

Tal Liani

Bank of America Merrill-Lynch - Analyst

Mark Sue

RBC Capital Markets - Analyst

Todd Kaufman

Raymond James & Associates - Analyst

George Notter

Jefferies & Co. - Analyst

Ehud Geldblum

Morgan Stanley - Analyst

Sanjiv Wadhwani

Stifel Nicolaus - Analyst

Hermes Chen

LCM - Analyst

PRESENTATION

Operator

Thank you for joining today’s conference call to discuss Calix acquisition of Occam Networks. At this time, participants will be in a listen-only mode. After the speakers remarks, there will be a question and answer session. I would now like to turn the call over to Denis Quinlan, General Counsel of Calix. Mr. Quinlan please proceed.

Denis Quinlan  - Calix Inc. - General Counsel

Thank you Mary and good morning everyone. This conference call contains forward-looking statements, which are based on management’s current expectations, estimates, and beliefs, and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements.

The forward-looking statements contained in this call include statements about the timing of completion of the acquisition, future financial and operating results, benefits of the transaction to stockholders, employees, customers, and partners, potential synergies and cost savings resulting from the transaction, the ability to integrate platforms and products, the ability to broaden the Calix Unified Access Portfolio, the ability to accelerate innovation and to accelerate opportunities for customers, plans to combine support service resources and expand its direct sales engagement model, and other statements regarding the proposed transaction.

The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements. Failure of the Occam Networks stockholders to approve the transaction, failure of the transaction to be consummated because the parties failed to satisfy other conditions to closing, the challenges and costs of closing, integrating, restructuring and achieving anticipated synergies, the ability to retain key employees, and other economic, business, competitive, and/or regulatory factors affecting the business of Calix and Occam Networks generally, including those set forth in the filings of Calix with the Securities and Exchange Commission, especially in the Risk Factors and Management’s Discussion and Analysis of Financial Condition and Results of Operations sections of Calix’s and Occam Networks filings with the SEC.

These forward-looking statements speak only as of today’s date. Calix and Occam Networks are under no obligation to update their forward-looking statements, whether as a result of new information, future events, or otherwise.

Although this call may be replayed as of a later date, its continued availability does not indicate that we are reaffirming or confirming any of the information contained in the live conference call today.

In addition, on this conference call, Calix will be discussing Calix’s model regarding the Non-GAAP earnings per share and non-GAAP operating margin and expectations regarding the combined organizations Non-GAAP earnings per share. These Non-GAAP measures exclude certain non-cash charges and benefits, including stock-based compensation expense, amortization of acquisition-related intangible assets, changes in the fair value of preferred stock warrants and preferred stock dividends, as we do not consider these items to be part of the company’s ongoing operating activities or meaningful in evaluating the company’s financial performance.

This conference call will be available for audio replay in the Investor Relations sections of each company’s website at investor-relations.calix.com and occamnetworks.com/aboutus/investor/.

I’d now like to turn the call over to Calix President and CEO, Carl Russo. Carl?

Carl Russo  - Calix Inc. - President, CEO

Thank you, Denis. Good morning, everyone, and thank you for joining us today. I’m pleased to be speaking with you about the exciting news that we released this morning, announcing that Calix and Occam Networks have entered into a definitive agreement under which Calix will acquire Occam Networks.

Joining me on the call today is Bob Howard-Anderson, President and CEO of Occam Networks. I will provide a brief overview of the transaction, after which Bob will also make a few comments. I will then provide more detail on the financial aspects of the transaction, and then open it up for questions.

The companies have entered into a definitive agreement for Calix to acquire Occam Networks in a stock and cash transaction valued at approximately $171 million. We expect the transaction will be completed in either the fourth quarter of 2010 or the first quarter of 2011. The completion of the acquisition requires approval by Occam Networks stockholders, regulatory clearance, as well as the satisfaction of certain other customary closing conditions.

Upon the completion of the acquisition, each outstanding share of Occam Networks common stock, other than those shares with respect to which appraisal rights are available properly exercised and not withdrawn, will be converted into the right to receive $3.8337 per share in cash without interest, plus 0.2925 of a validly issued, fully paid and non-assessable share of Calix common stock.

After the completion of the acquisition, former Occam Networks stockholders will own between 16.5% and 18.9% of the outstanding shares of Calix’s common stock, based on the number of Calix shares outstanding as of September 15, 2010. The transaction is expected to be tax-free to Occam Networks stockholders. In addition, one non-management member of the current Occam Networks Board of Directors is expected to be appointed to serve on the Calix Board of Directors.

Now that we have discussed the consideration and structure of the transaction, I would like to clearly state the primary focus of this combination. In short, we believe that the acquisition of Occam Networks, in particular, of its deeply experienced Ethernet access engineering team, with our already strong and innovative engineering resources will allow us to accelerate our Unified Access roadmap. And as a direct result, accelerate our customer’s ability to successfully deliver advanced broadband services to their subscribers and become the broadband service provider of choice in their respective markets.

Furthermore, we expect that by significantly benefitting our customers, we will also benefit our stockholders and our partners. Both Calix and Occam Networks have pursued the all IP access network of the future. However, we believe the paths that communications service providers take to achieve this vision vary widely.

Change is accelerating all across the network, and this change presents communications service providers with a challenge, one where they must invest in their networks to meet consumer and business demand for broadband, and do so under strict capital and ongoing operational expense constraints.

Calix is fully committed to providing our customers with the broadest portfolio of innovative Unified Access network options to take advantage of this changing world. We believe that the combined organization will have the engineering, development, and testing resources to accelerate the time to market of new functionality and solutions, while at the same time enjoying an enhanced Unified Access portfolio with more options and form factors to fit nearly any deployment scenario and an expanded field organization to serve our customers.

We have established a set of clear objectives that we plan to implement as soon as possible upon the closing of the transaction that we believe will accelerate opportunities for our customers and substantially broaden the Calix Unified Access portfolio in the following ways.

One, we plan to integrate the BLC 6000, now the B-Series, into our Unified Access portfolio by first allowing the B-Series to run side by side with the C-Series and E-Series platforms on the same Ethernet rings.

Two, we plan to integrate the B-Series into the Calix Management System, or CMS, providing a single broad and mature management system across the expanded Unified Access portfolio and complement CMS with valuable new tools from the Occam View Element Management System.

Three, we plan to combine our respective ONT portfolios to make what we believe will be the industry’s broadest portfolio of ONTs and support that portfolio across all three Calix platforms, the B-Series, the C-Series, and the E-Series.

Four, we plant to enhance the Unified Access portfolio to support a broader set of voice protocols, including Zip, H248, MGCP, as well as Legacy TDM protocols.

As we implement these short-term objectives, we believe our joint customers will very quickly benefit from a broader and more robust solutions portfolio in the near term as well as from an accelerated pace of new solutions in the future, a pace of innovation that frankly reflects the accelerating change that our communications service provider customers are seeing in their businesses.

In sum, this transaction brings two extremely strong and talented engineering teams together, and we intend to accelerate development on our existing and acquired platforms. We believe the combined experience, resources, and aggregate R&D budget of over $16 million per quarter focused on access will accelerate innovation and time to market across the expanded Unified Access portfolio and provide clear benefits to our customers.

We also expect that our combined sales and support resources will deliver even higher levels of field support and service to drive greater customer satisfaction. Calix intends to expand its direct sales engagement model for better account and partner coverage, as well as infuse our exceptional customer service with new expertise and talent.

We believe the proposed acquisition also has compelling strategic and financial merits for our stockholders. We believe the addition of Occam Networks will give us important new skills and resources and provide greater scale to successfully compete in a growing and increasingly globally competitive environment.

With that, I am pleased to turn the call over to Occam Networks President and CEO, Bob Howard-Anderson. Bob?

Bob Howard-Anderson  - Occam Networks - President, CEO

Thank you, Carl, and good morning, everyone. Let me start by saying that Occam Networks’ board fully supports this transaction, and we expect to deliver the benefits to customers, partners and stockholders as Carl described.

We believe Occam Networks’ customers in particular will benefit from the combined resources of these two companies, accelerating the pace of access innovation and allowing them to draw upon an even wider portfolio of broadband solutions, such as the Calix portfolio of 30 ONTs that auto-detect between Active Ethernet and GPONT.

With the rate of change in our industry continuing to increase, we were looking for ways to accelerate our rate of product innovation and bring greater value to our customers. The acquisition of Occam Networks by Calix creates fertile ground to bring new innovations at a faster pace across the access network.

Success will come to those who have the resources and speed to invest in a rapidly evolving environment. In our view, this acquisition positions all of our constituencies to receive the best value from these two innovative companies. Together, we believe we can provide the highest levels of investment protection and accelerate technology innovation to our customers.

With that, I’d like to turn the call back over to Carl.

Carl Russo  - Calix Inc. - President, CEO

Thank you, Bob. As I stated at the outset, we are very excited about the benefits of this acquisition for our customers and stockholders. We believe that in addition to accelerating our strategic roadmap for unified access, this transaction effectively accelerates our business plans as well.

State differently, we believe this is one of those rare circumstances where a transaction that accelerates our strategy is also significantly accretive. While we will give no specific guidance today, we do believe that a transaction as transformational as this requires that we share our view of our near-term model.

Therefore, we expect that for calendar year 2011 we will have revenues greater than $400 million, non-GAAP gross margins exceeding 42%, non-GAAP operating expenses approaching 30%, non-GAAP operating income greater than 10%, excluding merger-related expenses. And we will maintain our year-over-year growth target of 20%.

We believe that the combined organization will generate significant synergies, and while we will not be detailing those synergies today, we will be setting more detailed expectations for 2011 at the close of this transaction. We expect there will be sizable one-time restructuring and transaction-related costs. However, we expect the transaction will become accretive to Calix on a non-GAAP earnings per share basis in the second quarter of 2011. We expect the acquisition to be 30% to 35% accretive. When compared to the current first call consensus of non-GAAP earnings of $0.60 per share in 2011.

Turning to the balance sheet, Calix will be assuming the cash on Occam Network’s balance sheet at the time of completion of the acquisition. Calix has a strong balance sheet, and we expect to have more than adequate financial resources to implement the integration and execution of the schedule associated with the Occam Networks transaction. We expect to be cash flow positive in Q2 2011, and we expect to generate strong cash flows from operations from that point forward.

With respect to the integration, we know that it is critical that we get it right from the start. As many of you know, Calix purchased Optical Solutions Incorporated in a private transaction in February of 2006. We believe the acquisition of OSI provide the direct analog in terms of strategic importance and operational impact as it, too, accelerated our strategic roadmap while forwarding our business plan.

The OSI integration was extremely successful by several measures, including such critical areas as retention of key engineering resources, manufacturing transition, and long-term intellectual property transfer across other Calix platforms. We will apply the same principles that we used during the OSI acquisition and internal processes that we are using today to this transaction.

We have a strong understanding of our customers, our partners, our supply chain, and our cost structure. We believe that with the seasoned Calix leadership team and the combined organization’s resources, we will be able to quickly assess and make the appropriate decisions regarding the combined business.

We believe that we understand the integration challenges and risks associated with this transaction, and we will be decisive in our actions. Calix will lead the integration process, and we will devote appropriate attention and resources to it.

As you know, we cannot conduct business on a combined basis until the transaction closes, but we are able to engage in integration planning in advance of that. We are confident in our belief that this transaction will benefit customers and stockholders alike. I trust you can appreciate why Bob and I along with the rest of our management teams are excited about this acquisition.

We have continued to demonstrate our commitment to creating innovative solutions for customers and ongoing stockholder value. We believe the acquisition will allow us to continue and accelerate our achievement in both of these areas. We also believe the acquisition allows us to lay a foundation of innovation, efficiency and scale that can compete on a global basis.

Most importantly, we believe the acquisition creates a company that communications service providers can partner with for the long term focused on access, intimately aligned with their needs, and with the resources and platforms to accelerate our Unified Access vision, and in so doing, help our customers to win.

At this point I’d like to turn the call over for questions. Operator?

QUESTION AND ANSWER

Operator

(Operator Instructions). Your first question comes from the line of Samona Jankowsky, Goldman Sachs.

Samona Jankowsky  - Goldman Sachs - Analyst

Good morning, Carl. How are you? Wanted to ask you first a question on your guidance initially for 2011. It would seem that that assumes something that is less than the sum of the current revenue projections for yourself and Occam. I think those are right now about $333 million for the case of Calix, and then about $114 million in the case of Occam. Are you assuming anything that is a de-synergy at the revenue line for next year?

Carl Russo  - Calix Inc. - President, CEO

Good question, Samona, and good morning, by the way. The answer is no. What I said specifically was “greater than $400 million in revenue.” And we will come back and obviously more accurately paint that at the time of the close. We intend to guide for the full year 2011 at the close because of the nature of this transaction.

Samona Jankowsky  - Goldman Sachs - Analyst

Okay. And then I believe they have about — you said in the press release “380 customers,” which compares to about 500 for Calix. How much is the overlap between your customer base?

Carl Russo  - Calix Inc. - President, CEO

The overlap is — it’s a minority. But it’s not significant. We have significant separate customer bases.

Samona Jankowsky  - Goldman Sachs - Analyst

Got it. And then for the customers for Occam, and in particular, those that they have most recently won for the broadband stimulus, would you expect any of those to be open for rebid, or would you expect those to just continue on with the B-Series pursuing the integration plan that you outlined?

Carl Russo  - Calix Inc. - President, CEO

Well, I’ll tell you what. Bob, I’m going to ask you to add color on this for sure. My view is that Occam has developed a very loyal customer base over many years. And I think those customers that have the B-Series installed like the product, and as I made clear in our integration comments, we intend to carry forward with the B-Series. So my answer is I believe they continue forward, but, Bob, please add some color on that if you would from your perspective.

Bob Howard-Anderson  - Occam Networks - President, CEO

Yes, I would concur. We do have a broad and very loyal customer base. But in particular regards to Samona asked about the stimulus awardees, and we have been working very closely with all the awardees, particularly in the Tier III and Tier II IOC space.

And we have, as you know already, announced winners that have selected — or awardees that have selected Occam Networks, as well as working with companies that have not yet selected. And we expect them to continue to work with us very closely, and designing their networks for greater and better broadband.

Samona Jankowsky  - Goldman Sachs - Analyst

Appreciate that. And just one last one if I may. Just wanted to get a little better understanding of Occam’s geographic footprint outside the US as well, and if there’s anything that you gain in that area, Carl?

Carl Russo  - Calix Inc. - President, CEO

So, Bob, I’ve asked you to just answer that one first, and I’ll add some color. Please go ahead.

Bob Howard-Anderson  - Occam Networks - President, CEO

Great. Well, as you know, Occam, besides the geographic US, we have very strong presence in Canada, greater than 20 customers there. We have some customers in the Pacific, particularly in Guam, and some customers in Australia, and some in the Caribbean. And of late, we have been announcing some start of deployments in the European and Middle East arena. However, outside of the US and Canada, to date, most of the revenue from outside of those geographies is relatively minor.

Samona Jankowsky  - Goldman Sachs - Analyst

Thank you very much. Appreciate it.

Carl Russo  - Calix Inc. - President, CEO

And Samona, I want to add a piece to that because I do think it’s important to understand our positioning as we go forward. As you know, we’ve been preparing ourselves to start to enter international markets. We have a great number of customers in the Caribbean, and we’ve begun entering Latin America. We intend to continue our international expansion, and as I mentioned in our comments, this accelerates our business plans.

Samona Jankowsky  - Goldman Sachs - Analyst

Thanks again, appreciate it.

Operator

Thank you. Your next question comes from the line of Tal Liani, Bank of America Merrill-Lynch.

Tal Liani  - Bank of America Merrill-Lynch - Analyst

Hello, good morning. I have some basic questions. The first one is what’s the rationale for the acquisition? Is it product synergy? Or is it customer synergy? And from your side, Carl, what do you get through the acquisition that you could have not received by going after opportunities directly? Thanks.

Carl Russo  - Calix Inc. - President, CEO

So, actually, now, E, none of the above. So let me take you back to what we did and at the time of the OSI acquisition and how it benefited us and the direct analog here.

We believe the way that these transactions are successful is it’s about people. At the time that we acquired OSI, they had products and technology and all sorts of things, but I will tell you the reason we’ve accelerated in the leadership position that we believe we have in the fiber access base is because of that team. And that team has continued to add new technologies and products across the Unified Access portfolio. And that’s what’s made it successful.

So with that as a preamble, I would say the following, that first and foremost, this is about the team of what we believe to be the most deeply experienced Ethernet access team in the business. Occam was the early pioneer of bringing, frankly, pure Ethernet solutions to the access infrastructure. They’ve been at it for more than ten years now. And so the number one strategic rationale is that. And so we believe it will accelerate all of our plans across the Unified Access portfolio, especially the Ethernet side of our business.

As far as customers, we clearly have an expanded customer footprint. From an international perspective, it expands there as well. There are clearly technology pieces in the B-Series. There are technology pieces that they’ve developed around Active Ethernet, as an example. They have some very unique tools from a software perspective. So there’s lots of pieces like that. Voice protocols, they’re very deep in MGCP. But the number one strategic rationale is people. So, am I answering your question?

Tal Liani  - Bank of America Merrill-Lynch - Analyst

Yes, absolutely.

Carl Russo. Okay.

Tal Liani  - Bank of America Merrill-Lynch - Analyst

In terms of — you spoke about being cash flow positive, if I recall correctly, next year. Is there any update to your margin targets? Is the acquisition helping you to achieve, get faster to your margin targets, or even achieve the prior targets?

Carl Russo  - Calix Inc. - President, CEO

So, actually, I’m glad you asked. When we went out on our road show during the IPO, we set a long-term model of basically 42% in margins. Earlier in my prepared remarks, I said that we expect our gross margins now to be above 42%. And so, what it does is it’s actually sort of pulling our business plans forward. And setting the margin target, if you will, that many months or a year pulling in. So, that’s what it does from a margin perspective. So that would be the reset for the business model. As for further details, when we get to the close, we’re going to go set these numbers with more precision.

Tal Liani  - Bank of America Merrill-Lynch - Analyst

Excellent. Thank you.

Operator

Thank you. The next question comes from the line of Mark Sue, RBC Capital Markets.

Mark Sue  - RBC Capital Markets - Analyst

Good morning, Bob and Carl. If you can just share some initial response from your own customers [organizing this early] and there’s not a ton of overlap. Just kind of feedback on the feel from your customers?

Carl Russo  - Calix Inc. - President, CEO

Well, we don’t have any feedback yet because we announced it at 5:00 a.m. Bob may have gotten some feedback, but I haven’t. Bob, have you gotten any feedback yet?

Bob Howard-Anderson  - Occam Networks - President, CEO

No, it’s a bit too early for that. But, you know, as I said earlier, we expect customers that have done business with us, or are considering to do business with us, whether it’s stimulus-related or not, will definitely continue to go forward with us.

Carl Russo  - Calix Inc. - President, CEO

Yes, I think — Mark I just want to articulate —

Mark Sue  - RBC Capital Markets - Analyst

When you look at 2011 on, we still have room for 10% customers at that point, or with the combination of Occam, do you think, it will be well diversified with an extra 10% customers?

Carl Russo  - Calix Inc. - President, CEO

We have some very large customers that pop in and out. I would be surprised if we don’t have 10% customers in any given quarter. So, that would be my answer. I believe we will have 10% customers in any given quarter.

Mark Sue  - RBC Capital Markets - Analyst

When we look at your operating margin [climbs] for next year, any thoughts on what the biggest triggers might be? Is it maybe facility closers as you combine the organization or things like that? Or sales synergies? Maybe just one or two things that will be the biggest trigger for operating margin improvements next year?

Carl Russo  - Calix Inc. - President, CEO

Well, so the operating margin improvements, again, as I stated, we’re not going to be detailing synergies, but let me just sort of do the sort of above the line and below the line approach. We think we have a very leveragable operating model. And we intend to leverage it. So on the op-ex side, we continue to just pursue what we think is the right business model for the space, and we will work on this transaction to continue to [asymptote], if you will, into that model.

Above the line — I shouldn’t say “above the line,” but on the gross margin side, we think there are significant synergies available to us on [cogs], vendor negotiations, supply chain consolidation, et cetera. And I think we’ve got a heck of a team to go at that. So without going any further in detailing them, that’s where they’re coming from.

Mark Sue  - RBC Capital Markets - Analyst

Okay. That’s helpful. Thank you and good luck, gentlemen.

Carl Russo  - Calix Inc. - President, CEO

Thanks very much.

Operator

Your next question comes from line of Todd Kaufman, Raymond James.

Todd Kaufman  - Raymond James & Associates - Analyst

Thank you very much. Carl, you had mentioned that you did not have significant customer overlap, and I just wanted to ask a question specifically related to that. In recent times, has there been any customer displacements between Occam and Calix? In other words, particularly related to the broadband stimulus award, has there been any noteworthy customer wins that Occam has had against Calix or vice versa, Calix might have had against Occam?

Carl Russo  - Calix Inc. - President, CEO

So, the best way I would frame that, and, Bob, I might ask you to give some color, is from my perspective. What we have seen is we have very loyal customer bases. And I think that’s the way I would characterize it. So, Bob, I’d love — Bob may have a different view from his side.

Bob Howard-Anderson  - Occam Networks - President, CEO

I would echo the same thing. I mean, our customers on both sides are faced with greater and greater competitive pressures and greater and greater demands from their subscribers, and they typically pick the best technology to achieve specific goals in specific areas of their networks. And, yes, sometimes they pick from both of us, but that’s a relatively small subset of both of our customers. And we expect that once they pick us, they continue to go forward with us and our technology on an ongoing basis.

Todd Kaufman  - Raymond James & Associates - Analyst

Can I just ask that question again? Has there been any customer wins that you’ve had against each other in recent times? I think it’s somewhat of a noteworthy point.

Carl Russo  - Calix Inc. - President, CEO

Well, I think that the customer wins that exist from my perspective that I would say are competitive are actually in customers that are not incumbent Calix or Occam customers. I think that’s where the point of competition is probably noteworthy. But at the end of the day, I want to make sure that I emphasize that this is an environment where there are many competitors. And we are but two of them. And so, my best answer to your question is noteworthy?

I think there’s the open field of customers. We compete all the time. We compete with many. And I don’t know that I would highlight our competitive wins over any given competitor, Occam or otherwise, as I would anything else.

Todd Kaufman  - Raymond James & Associates - Analyst

Just one quick follow-up to that, Carl. Both you and Occam have in recent times started to call out some of your success, specifically relating to the broadband stimulus award. Is it fair to say that those have sort of — those wins and acknowledgements of those success have sort of come not so much at the expense of one another?

Carl Russo  - Calix Inc. - President, CEO

I think that’s a good way of stating it. Bob?

Bob Howard-Anderson  - Occam Networks - President, CEO

Yes, I would echo and underscore that it is a very — in the access equipment space for Tier II and Tier III, it is a very competitive space. And that is why we continue to invest in our products and technology, because we’re out there all the time competing with other equipment manufacturers that are trying to bring — get up to similar levels of technology.

Todd Kaufman  - Raymond James & Associates - Analyst

Thank you very much. Good luck.

Carl Russo  - Calix Inc. - President, CEO

Thanks, Todd. I appreciate it.

Operator

Thank you. Your next question comes from the line of George Notter of Jefferies.

George Notter  - Jefferies & Co. - Analyst

Thanks very much, guys. I guess I was curious about the timing of the transaction. Certainly Carl, the Occam folks have been out there for some time. Certainly you’ve got some more cash on the balance sheets of the IPO. But I guess I’m trying to understand the timing of what’s going on here. You said earlier that Active Ethernet capability was a big motivator for this deal. And is there something you’re seeing in the marketplace now that’s driving this, and therefore the timing? Or is there something else about your business and where you’re at that motivates the timing on this? Thanks.

Carl Russo  - Calix Inc. - President, CEO

Yes, I don’t know that there’s anything special to the timing. I think potential catalyst for the timing actually was us having a public currency. But frankly, what drives the strategy is the same. It’s the people. And you’ve heard us say this over and over and over again. We believe the future is in all IP services over Ethernet over glass and wireless infrastructure.

And as you’ve seen us pretty methodically build what we believe to be the best multi-service team, and then add to it, what we thought was the most deeply experienced fiber access team, we believe the accelerator effects of doing the same on the Ethernet side accelerates our business plan. It makes us more competitive in what is going to be a big Ethernet space with a lot of competitors.

George Notter  - Jefferies & Co. - Analyst

What components of this from a technology perspective are that attractive to you? Certainly you guys have been making headway with the E-Series product line, Ethernet and IP-oriented platform. You know, certainly Occam’s got a lot of heritage in Active Ethernet. Again, can you kind of talk about precisely what it is that you’re seeing in the marketplace or that you get from Occam that is really exciting there?

Carl Russo  - Calix Inc. - President, CEO

So I want to frame this correctly. And again, I’ll go back to the OSI acquisition. When we acquired OSI, we had already entered the fiber access space. And we were making good headway. We had built a small core strong team. But the acquisition of that talent was a dramatic acceleration of what we brought to the market, our ability to bring new products to the market, acceleration of the roadmap, et cetera.

Ergo, as an analog, the same thing here. We’re very proud of the team that’s achieved the EXA kernel. The E7 is off to a roaring start. However, when we have the opportunity to accelerate, i.e., move further down that path, both from a technology standpoint and a people standpoint, we’re going to do so. So let’s talk about some of the soft skills as an example.

Fiber access, when we got into the fiber access business, we figured out that there’s a lot of stuff you learn the hard way. It’s not in the manual. It’s not in the spec sheet. You learn it by going out and deploying. Well, same thing exists in the Ethernet space. The team at Occam has been doing it for ten years, and I suspect there is a ton of things that they have learned that we are going to learn over the course of developing into this space. And it’s not just Active Ethernet. They’ve been doing pure Ethernet access for ten years across copper, fiber, and all sorts of services. So, Bob, do you want to add a little bit to that?

Bob Howard-Anderson  - Occam Networks - President, CEO

Well, going back to the original question about timing, I think we are coming out of what was a pretty depressed year in 2009. Seeing again, another inflection point where our customers are needing to accelerate their rate of change of their technology and of their service offerings to their subscribers. And I think the timing of this comes together at a time to meet that new inflection point of once again growth and technology shift and change in our customer bases.

George Notter  - Jefferies & Co. - Analyst

Yes, and then just as one last quick follow-up, and I joined the call a little bit late, so apologies, but in terms of the direction of the two platforms, and then, Carl, you said both platforms will survive and will continue to service customers. But from a development perspective, will you still be developing aggressively in that Occam platform? Can we see a day way out over the horizon, longer term, where you try to migrate those customers onto the C-Series or E-Series or other platforms in the Calix portfolio? How do you see the combination of the two products longer term?

Carl Russo  - Calix Inc. - President, CEO

So the answer is, I did say in the call, we intend to have the three platforms, the B-Series, the C-Series, and the E-Series in the Unified Access portfolio. We intend to obviously go look for reusable synergies inside the product sets and drive to common models. So let me give you an example.

We have a common OMCI model in our OLT/ONT infrastructure. That is clearly something that we’re going to look to bring across those three platforms because it gives you significant development synergies. If you don’t get those synergies, then the cost of driving those three platforms actually starts to run away on you. And then you’re making pruning decisions.

In this case, the BLC 6000 has many thousands of units installed to networks operating and delivering services today. That’s a footprint that we want to move forward on. The key to making this work is us finding the reusable synergies inside of our development environment to move forward, and at least on our preliminary due diligence, we see lots of areas of opportunities to do that.

As an example, bringing the ONT portfolios together and driving exactly down that path and making those ONTs available not only on the E-Series and the C-Series, but to B-Series customers as well. So that’s how we do it, and we will keep the three platforms moving forward.

George Notter  - Jefferies & Co. - Analyst

Great. Thanks very much.

Carl Russo  - Calix Inc. - President, CEO

Thanks, George, I appreciate your getting up early.

Operator

Thank you. Your next question comes from the line of Ehud Geldblum from Morgan Stanley.

Ehud Geldblum  - Morgan Stanley - Analyst

Hi, thank you very much. Congrats to both of you guys. A couple of things, just some background, and then some margin and financial kinds of questions. And again, I apologize; I hopped on the call late as well. But how did this — can you give us some background as to who approached whom in this situation? Have you guys been talking about this for some time?

And Carl, like you said, now that you have a public currency, it became a little bit easier to enact this, or is there something that kind of came up over the last few months? And who approached whom? And then I have some questions on the finances.

Carl Russo  - Calix Inc. - President, CEO

Bob, I don’t remember the first time we had dinner in Boston. But Bob and I have known each other and talked to each other for years. So it’s always something we — you kick around, but I think the catalyst here is us having a public currency. Bob, any thoughts on your part?

Bob Howard-Anderson  - Occam Networks - President, CEO

Yes, I think that was it, plus what I said about between the return and customers — our customers needing to invest in their networks, the stimulus programs driving that. And the shift towards an all IP-Ethernet infrastructure becoming really the predominant choice now of service providers, all came together at this time.

Ehud Geldblum  - Morgan Stanley - Analyst

Bob, did you think that you needed to be a larger scale to be able to serve some of the customers that you were going after? Is that what prompted you to—

Bob Howard-Anderson  - Occam Networks - President, CEO

Well, that certainly helps. I think that will give both future comfort and advantages to our customers. But it wasn’t just about scale. This is about combining technical resources and talent to continue to innovate and accelerate the innovation that we can provide.

Ehud Geldblum  - Morgan Stanley - Analyst

Can you give us a sense of the management team? Bob, are you staying on? Is your management team staying on as well, and in what capacity?

Carl Russo  - Calix Inc. - President, CEO

Oh, we can give you the sense. The sense is — again, we have not begun any integration discussions. The goal to this point was to bring the deal together. We will begin those discussions now. Let me just give you a quick view from my perspective. And, Bob, feel free to add color. The way you make these acquisitions work is by keeping the talent. So I’ll stop there. Bob?

Bob Howard-Anderson  - Occam Networks - President, CEO

Yes, well, that’s exactly right. I’ll reiterate we have not started integration and won’t until the customary closing conditions are met. And we will continue to strongly operate a business as usual until that time, and once we get to that, Carl is exactly on point. This is about combining the talent and teams of both companies, and we expect and know how to do that in a manner that will retain all the best talent.

Ehud Geldblum  - Morgan Stanley - Analyst

Is there a breakup fee at all? And is there — what seems to have been negotiated on completely friendly terms, but still, just in case something else were to happen, is there a breakup fee, and are there any current bids that your are both competing on at the same time right now?

Carl Russo  - Calix Inc. - President, CEO

All that will be — we’re going to file those documents, right? So all that will be available. And, yes, there are — what I would call “customary” breakup fees. And we’re not currently in negotiations to be acquired. Thanks for asking.

Ehud Geldblum  - Morgan Stanley - Analyst

I maxed out my credit card already. My last question, Occam, Bob, you’ve been in the low 40s range in terms of gross margins the last couple quarters up from the 30s last year. With a third, a half of the revenue depending on the quarter of Calix. Carl, you’re saying that together, you’ll be a north of 42% gross margin company.

How do you — do you need synergies to get there? Or can just pure volume work, and does pure volume mean anything in this business? It seems like Occam seems to have similar gross margins at a much lower revenue number.

Carl Russo  - Calix Inc. - President, CEO

So the answer is volumes always matter. Supply chain management matters. As you’ve seen in recent times, in detail, we believe we’re at the cusp of continuing to accelerate our margin improvements, but we believe the combination of all of those pieces puts us in a greater than 42-point margin mode going forward. So there’s lots of opportunities there for us to go take advantage of that.

And, Bob, I don’t know if you have any color on that, but that’s the way I would answer.

Bob Howard-Anderson  - Occam Networks - President, CEO

Yes, volume always helps, and but it also gets down to engineering. And combining the talent of these two very innovative companies. I think there’s some very exciting possibilities that will, in the end, chase to margin.

Ehud Geldblum  - Morgan Stanley - Analyst

Appreciate it. Thanks, guys.

Carl Russo  - Calix Inc. - President, CEO

Ehud, thank you very much.

Operator

Thank you. Your next question comes from the line Sanjiv Wadhwani, Stifel Nicolaus.

Sanjiv Wadhwani  - Stifel Nicolaus - Analyst

Thanks so much. Carl, question on customers with the larger Ethernet portfolio once you close the acquisition of Occam, does that accelerate your acceptance at certain customers that, if you can name some, or some types of customers, any color around that?

Carl Russo  - Calix Inc. - President, CEO

I don’t think there’s any question that this accelerates our joint penetration of what I would call our dressed market. So we look at sort of the three rings of markets. The serve market, which are customers. The next ring around that is the addressed market, which are prospects. And then the ring around that is the total market, which are suspects, i.e., don’t call on them, or you don’t have the technology.

We think this has effects across all three. We think it’s going to accelerate our ability to bring new technologies into markets that we don’t currently address. We think it’s going to accelerate our ability to go and address new opportunities inside of prospects. We think it’s going to accelerate our ability to have a more robust platform as a company to go compete on a global scale. I mean, my answer to you is yes in every dimension that I can think of in regards to that.

Sanjiv Wadhwani  - Stifel Nicolaus - Analyst

Got it, and just as a follow-up to an earlier question, in terms of timing, I know you’ve expressed the fact that you obviously have public currency now. But I’m just curious, were there any customers that specifically sort of asked the two parties to look at each other or any direction there?

Carl Russo  - Calix Inc. - President, CEO

None of our customers asked me that question that I’m aware of. Bob, any of your customers ask?

Bob Howard-Anderson  - Occam Networks - President, CEO

No.

Carl Russo  - Calix Inc. - President, CEO

I think, again, that goes right back to the loyalty of the customer bases.

Sanjiv Wadhwani  - Stifel Nicolaus - Analyst

All right, thanks so much. Good luck.

Carl Russo  - Calix Inc. - President, CEO

Sanjiv, thanks for attending.

Operator

The next question comes from the line of [Hermes Chen], LCM. Your line is open. Please proceed.

Hermes Chen  - LCM - Analyst

Hi, how are you? Well, this is an interesting development. Bob, how do you think your larger shareholders would react to this deal?

Bob Howard-Anderson  - Occam Networks - President, CEO

Well, I think they should view it as a positive. Clearly there’s a premium to the relatively recent Occam trading. There’s also a significant chance to continue to play some of the combined entity stock, since the deal is both stock and cash. If they believe that customers are — or service providers are accelerating into the demands from their subscribers, and the shift towards IP and Ethernet, I think they’ll be excited about the possibility to combine enterprises.

Hermes Chen  - LCM - Analyst

Once this became clear that the company was amenable to doing a deal, did you guys engage bankers to see if you could find a better deal?

Bob Howard-Anderson  - Occam Networks - President, CEO

We went through all the normal customary steps that you would do in this case and did everything we needed to do from a very sound governance point of view.

Hermes Chen  - LCM - Analyst

Okay, well, just speaking for myself, I don’t think the price is adequate, and I think there are probably a lot of shareholders who would agree with me, but we can discuss that in private. Thank you.

Carl Russo  - Calix Inc. - President, CEO

Well, I think we have time for one last question.

Operator

Thank you. Your next question comes from a Sachin Shah from Capstone Global Markets. Hello, your line is opened. Hello? Hello, your line is open, Sachin.

Carl Russo  - Calix Inc. - President, CEO

Hello, I guess we’re back. We’ll call a close to the Q&A session. We’ll look forward to speaking again in our respective third quarter quarterly earnings calls. And following that, at the close. We appreciate your attention this morning, and we’re very much looking forward to the conclusion of this transaction. Thanks very much for attending.

Operator

Thank you for your participation in today’s conference. This concludes the presentation, and you may now disconnect. Have a wonderful day.

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Additional Information and Where You Can Find It

Calix will file a Registration Statement on Form S-4 containing a proxy statement/prospectus and other documents concerning the proposed acquisition with the Securities and Exchange Commission (the “SEC”).  Investors are urged to read the proxy statement/prospectus when it becomes available and other relevant documents filed with the SEC because they will contain important information.  Security holders may obtain a free copy of the proxy statement/prospectus (when it is available) and other documents filed by Occam Networks and Calix with the SEC at the SEC’s web site at http://www.sec.gov.  The proxy statement/prospectus and other documents may also be obtained for free by contacting Occam Investor Relations by e-mail at ir@occamnetworks.com, by telephone at 805-692-2957 or by mail at Occam Networks Investor Relations, 6868 Cortona Drive, Santa Barbara, CA 93117 or by contacting Calix Investor Relations by e-mail at Carolyn.Bass@Calix.com, by telephone at 415-445-3232 or by mail at Investor Relations, Calix, Inc., 1035 N. McDowell Blvd., Petaluma, CA 94954.

Participants in the Acquisition of Occam Networks

Occam Networks, Calix, certain of their respective directors, executive officers, members of management and employees may, under the rules of the SEC, be deemed to be participants in the solicitation of proxies in favor of the proposed merger.  Information regarding the persons who may be considered “participants” in the solicitation of proxies will be set forth in Calix’s proxy statement/prospectus when it is filed with the SEC.  Information concerning Occam Networks’ directors and executive officers is set forth in Occam Networks’ proxy statement for its 2010 Annual Meeting of Stockholders, which was filed with the SEC on April 8, 2010.  This document is available free of charge at the SEC’s website at www.sec.gov or by going to Occam Networks’ Investor Relations page on its corporate web site at www.Occamnetworks.com.  Information regarding certain of these persons and their beneficial ownership of Calix common stock as of December 31, 2009 is also set forth in the prospectus filed by Calix on March 24, 2010 with the SEC. This document is available free of charge at the SEC’s web site at www.sec.gov or by going to Calix’s Investor Relations page on its corporate website at www.Calix.com.   Additional information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of proxies in connection with the proposed merger, and a description of their direct and indirect interests in the proposed merger, which may differ from the interests of Calix stockholders or Occam Networks stockholders generally will be set forth in the proxy statement/prospectus when it is filed with the SEC.

Forward-Looking Statements

This document contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934. These statements can be identified by the words, “believes,” “views,” “expects,” “projects,” “hopes,” “could,” “will,” “intends,” “should,” “estimate,” “would,” “may,” “anticipates,” “plans” and other similar words.  These statements are based on management’s current expectations, estimates, forecasts, projections and beliefs and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements.  The forward-looking statements contained in this document include statements about the timing of completing the acquisition, future results; benefits of the acquisition to stockholders, employees, customers and partners; the ability of the combined organization to broaden the Unified Access portfolio; platforms and roadmaps; the ability to increase innovation across an enhanced Unified Access portfolio; ability to expand sales and support coverage and enhance the customer engagement model; the ability to expand resources for innovation and execution; the ability to align the view of CSP and business model transformation; and other statements regarding the proposed acquisition. These statements are not guarantees of future performance, involve risks, uncertainties and assumptions that are difficult to predict, and are based upon assumptions as to future events that may not prove accurate. Therefore, actual outcomes and results may differ materially from what is expressed herein. For example, if Occam Networks does not receive required stockholder approval or the parties fail to satisfy other conditions to closing, the transaction may not be consummated. In any forward-looking statement in which Calix or Occam Networks expresses an expectation or belief as to future results, such expectation or belief is expressed in good faith and believed to have a reasonable basis, but there can be no assurance that the statement or expectation or belief will result or be achieved or accomplished. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: failure of the Occam Networks stockholders to approve the proposed acquisition; the challenges and costs of closing, integrating, restructuring and achieving anticipated synergies; the ability to retain key employees; and other economic, business, competitive, and/or regulatory factors affecting the businesses of Calix and Occam Networks generally, including those set forth in the filings of Calix with the Securities and Exchange Commission, especially in the “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections of Calix’s prospectus filed with the SEC on March 24, 2010 and its quarterly reports on Form 10-Q, Occam Networks’ annual reports on Form 10-K and quarterly reports on Form 10-Q, each of Calix’s and Occam Networks’ current reports on Form 8-K and other SEC filings.  These forward-looking statements speak only as of the date hereof.  Calix and Occam Networks are under no obligation to (and expressly disclaim any such obligation to) update or alter their forward-looking statements whether as a result of new information, future events, or otherwise.